JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

April 28, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mark Kronforst, Accounting Branch Chief

Re:	Jabil Circuit, Inc.
Form 10-K for the fiscal year ended August 31, 2007
File No. 001-14063

Dear Mr. Kronforst:

On behalf of Jabil Circuit, Inc. (“Jabil”), I am writing in response to the comments set forth in your letter dated April 14, 2008 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), each of the Staff’s comments is repeated below, along with Jabil’s response to each comment set forth immediately following the comment.

Comment 1

Form 10-K for the Fiscal Year Ended August 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

1.	You indicate that disclosure of the revenue changes in manufacturing sectors is sufficient to provide an understanding of your business as a whole. Please expand your response to explain to us why disclosures regarding the extent to which revenue increases are due to acquisitions are not necessary. As part of your response, tell us whether you believe it is relevant to differentiate revenue increases that are generated by acquiring entities that are accompanied by the added cost structures associated with those entities from increases generated organically utilizing your existing infrastructure. If you believe that such distinctions are not necessary, consider explaining why in your future MD&A disclosures.

Securities and Exchange Commission

April 28, 2008

Response to Comment 1

For the reasons set forth below, Jabil does not believe that it is appropriate to differentiate revenue increases that are generated by acquisitions from revenue increases generated by organic growth. Although the accounting function and controls environment of an acquired entity initially remain distinct, management immediately begins to assess the revenue generated by the acquired business combined with existing revenue on a global customer basis, rather than evaluating revenue generated by organic growth separately from revenue generated by acquisitions. In addition, the added cost structures associated with Jabil’s acquisitions have historically been relatively insignificant when compared to Jabil’s overall cost structure. Cost structures and related margins associated with Jabil’s acquisitions have typically been consistent with Jabil’s overall cost structure and margin profile for comparable products.

Increases in Jabil’s revenues are typically generated by a combination of interdependent factors and Jabil does not track these revenue streams separately, but rather at the customer level which is the basis of the manufacturing sector and divisional reporting. As such, Jabil does not believe that it can accurately segregate its revenue into what is truly organic growth versus growth generated by acquisitions in a manner that is both relevant and useful to the readers of the financial statements. Jabil also notes that the SEC has stated that a principal objective of Management’s Discussion and Analysis of Financial Condition and Results of Operations is “to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management.”1 Thus, since Jabil’s management does not currently evaluate revenue generated by organic growth separately from revenue generated by acquisitions, it does not believe that including such an evaluation in Management’s Discussion and Analysis of Financial Condition and Results of Operations is appropriate. Nonetheless, Jabil will describe in its future Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosures why it does not believe that differentiating between acquisition-based revenue and organic growth is relevant.

2.	It remains unclear why you did not provide more specific information with respect to your selling, general and administrative expenses in the form of quantification. In this regard, your response simply states that you provided certain narrative disclosures with respect to these expenses and you imply that this is sufficient under Regulation S-K and the related release. If you continue to believe that such quantification is not necessary, expand your response to specifically explain why this is the case. Alternatively, represent to us that such information will be provided under similar circumstances, to the extent practicable, in future filings.

[1]	Commission Statement About Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8056 (Jan. 22, 2002).

Securities and Exchange Commission

April 28, 2008

Response to Comment 2

In response to the Staff’s comment, Jabil agrees that, as requested, it will revise future filings that disclose significant changes with respect to selling, general and administrative expenses to provide specific quantification of these items, to the extent practicable.

*    *    *

Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jabil believes that the foregoing responds fully to each of the questions in the Staff’s April 14, 2008 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted,

JABIL CIRCUIT, INC.

By:	/s/ Forbes I.J. Alexander
Forbes I.J. Alexander
Chief Financial Officer

cc:	Timothy L. Main, Chief Executive Officer, Jabil Circuit, Inc.
Robert L. Paver, General Counsel, Jabil Circuit, Inc.
Chester E. Bacheller, Esq., Holland & Knight LLP
Steven W. McMullen, Partner, KPMG LLP